SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K
CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

April 28, 2003
Date of Report (Date of earliest event reported)

Quantum Corporation
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

1-13449	**94-2665054**
(Commission File Number)	(IRS Employer Identification No.)
501 Sycamore Dr., Milpitas, CA	**95035**
(Address of principal executive offices)	(Zip Code)

408-944-4000
(Registrant's telephone number, including area code)

Item 5. OTHER EVENTS

On April 28, 2003, Quantum Corporation issued a press release, a copy of which is attached as Exhibit 99.1 hereto and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

QUANTUM CORPORATION

By: /s/   MICHAEL J. LAMBERT

_____

Michael J. Lambert

Executive Vice President, Chief Financial Officer

Dated: April 28, 2003

EXHIBIT INDEX

Exhibit 99.1   **Press release, dated April 28, 2003**

Exhibit 99.1- Press release, dated April 28, 2003.

QUANTUM REPORTS THIRD CONSECUTIVE QUARTER OF INCREASED REVENUES

Fiscal Fourth Quarter Shows Continued Growth in Tape Drive Shipments and Tape Automation Sales to OEMs

MILPITAS, Calif., April 28, 2003 – Quantum Corp. (NYSE:DSS), a leading provider of data protection systems, today announced that total revenue for the fourth quarter of fiscal year 2003 (FQ4), ended March 31, 2003, was $235 million. This represents the company's third consecutive quarter of increased revenues. Total revenue for the full fiscal year 2003 (FY03) was $871 million. On a GAAP basis Quantum reduced its FQ4 net loss, as compared to the prior quarter, to $5 million, or 3 cents per share, and was again profitable on a non-GAAP basis. Non-GAAP net income in FQ4 was $5 million, or 3 cents per share, diluted. On a full fiscal year basis, the GAAP net loss was $263 million, or $1.62 per share, and the non-GAAP net loss was $9 million, or 6 cents per share. (For a reconciliation of GAAP to non-GAAP results, please see table entitled "Fiscal Year 2003 GAAP to Non-GAAP Reconciliation.") The company increased its cash and short-term investments as compared to the December quarter, ending FY03 with $319 million and positive cash flow from operations.

"Over the last two quarters Quantum has executed on a very ambitious agenda, resulting in significant progress across the company," said Rick Belluzzo, CEO of Quantum. "We've gained share both in the super drive category of the tape market and in tape automation, improved gross margins and reduced expenses. And we've done all this during a time of continued economic uncertainty and aggressive change within Quantum."

FQ4 revenue in the DLTtape[TM] Group was $184 million, comprised of $105 million in tape drive revenue and $79 million in total tape media revenue. Tape drive shipments were up 27 percent over the December quarter, reflecting growth and a full quarter of DLT VS80 tape drive sales. Total Super DLTtape[TM] shipments were roughly flat on a sequential basis in FQ4, with significant growth in SDLT 320 units offsetting an expected decline in older SDLT 220 sales as customers shifted purchases to the SDLT 320. The success of the SDLT 320 since its introduction last summer helped increase total Super DLTtape drive shipments in FY03 by more than 60 percent over fiscal year 2002. Quantum's position as the market share leader in super drives is expected to be strengthened further with the release of its next-generation SDLT 600 tape drive this summer.

March quarter revenue in the Storage Solutions Group, which includes tape automation and enhanced data protection systems and services, was $62 million. While this was down slightly from the prior quarter due mainly to continued softness in capital spending at the enterprise level, OEM revenue from tape automation product sales increased. Sales of the low-end ATL ValueLoader[TM] and ATL SuperLoader[TM] and mid-range tape libraries also showed particular strength in FQ4. According to a recently released industry analyst report, Quantum gained market share in tape automation units for calendar year 2002, and the fact that Quantum shipments grew while the overall market declined reflects the company's successful efforts to expand its product line and OEM relationships over the past year. In the area of enhanced data protection, Quantum secured several significant customer wins with the Quantum DX30. A large, global investment bank, for example, recently selected this disk-based tape emulation appliance to standardize its backup of mission-critical databases worldwide.

Commenting on the outlook for the first quarter of fiscal year 2004, Quantum said that it expected total revenues to be flat to slightly down sequentially, reflecting continued weakness in IT spending. On a GAAP basis, the company said it expected June quarter gross margins to be roughly flat as compared to the prior quarter, operating expenses to be in the range of $68 million to $71 million and earnings per share to be approximately breakeven. On a non-GAAP basis, Quantum said it expected gross margins to be roughly flat sequentially, operating expenses to be in the range of $65 million to $69 million, and earnings per share to be roughly flat as compared to the prior quarter. The difference between the GAAP and non-GAAP figures mostly reflects amortization of acquisition-related intangibles. (For a reconciliation of these GAAP to non-GAAP figures, please see table entitled "GAAP to Non-GAAP Reconciliation of Projected Fiscal Year 2004 Quarter One Data.")

"The central focus for Quantum in fiscal year 2004 will be continuing to execute on our strategic priorities – strengthening our leadership in tape drives, growing our tape automation business faster than the market, building momentum in enhanced data protection, and achieving greater operational efficiencies," said Belluzzo. "By doing so, I believe we can build on the progress we've made this past year to bring new data protection products and solutions to customers and deliver greater value to shareholders."

Use of Non-GAAP Financial Measures

The non-GAAP financial measures used in this press release exclude the impact of acquisition-related intangible asset amortization, special charges, goodwill write-down and adjustment, transitional or discontinued activities and operations, certain non-operating gains and losses, and related adjustments to provision for income taxes on Quantum's operating results. These non-GAAP financial measures are not prepared in accordance with generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. Non-GAAP financial measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. Quantum's management refers to these non-GAAP financial measures in making operating decisions because they provide meaningful supplemental information regarding the company's operational performance. For instance, management believes these non-GAAP financial measures are helpful in assessing Quantum's core operating results. In addition, these non-GAAP financial measures facilitate management's internal comparisons to Quantum's historical operating results and comparisons to competitors' operating results. Quantum includes these non-GAAP financial measures in its earnings announcement because the company believes they are useful to investors in allowing for greater transparency related to supplemental information used by management in its financial and operational decision-making. In addition, Quantum has historically reported similar non-GAAP financial measures to its investors and believes that the inclusion of comparative numbers provides consistency in the company's financial reporting at this time. Investors are encouraged to review the reconciliation of the non-GAAP financial measures used in this press release to their most directly comparable GAAP financial measures as provided with the financial statements attached to this press release.

QUANTUM CORPORATION
FISCAL YEAR 2003 GAAP TO NON-GAAP RECONCILIATION

	Three months ended	Twelve months ended
	March 31, 2003	
GAAP net loss	$ (5,167)	$ (263,023)
Adjusting items:		
Restructuring related		
Special charges	79	24,200
Investment related		
Equity investment write-downs	-	17,061
Acquisition and divestiture related		
Results of NAS discontinued operations, net of income taxes	(326)	21,418
Impairment of NAS net assets	-	16,491
Purchased in-process research and development	7,802	7,802
Other		
Cumulative effect of an accounting change (SFAS No. 142 adjustment)	-	94,298
Goodwill impairment	-	58,689
Amortization of intangible assets	4,671	14,043
Income tax expense related to outsourced manufacturing	-	10,293
Income tax expense related to purchase of IP technology	-	1,850
Income tax effect related to all other charges	(1,685)	(12,615)
Non-GAAP net income (loss)	$ 5,374	$ (9,493)
Non-GAAP net income (loss) per share, diluted	$ 0.03	$ (0.06)

Note: For a complete reconciliation of GAAP and non-GAAP results for all periods presented, please refer to the attached table titled "GAAP to Non-GAAP Reconciliation of Consolidated Statements of Operations"

QUANTUM CORPORATION

GAAP TO NON-GAAP RECONCILIATION OF PROJECTED FISCAL YEAR 2004 QUARTER ONE DATA

Projected GAAP Gross Margin Rate	Roughly flat sequentially
Adjustment: Projected amortization of acquisition-related intangibles	Approximately $3 million
Projected Non-GAAP Gross Margin Rate	Roughly flat sequentially
Projected GAAP Operating Expenses	Range of $68-71 million
Adjustment: Mostly projected amortization of acquisition-related intangibles	Range of $2-3 million
Projected non-GAAP Operating Expenses	Range of $65-69 million
Projected GAAP Tax Rate	43 percent
Adjustment: Projected amortization tax benefited at a lower rate than the Company average	(3 percent)
Projected non-GAAP Tax Rate	40 percent
Projected GAAP Earnings Per Share	Approximately breakeven
Adjustment: Projected amortization of acquisition-related intangibles	Approximately $0.02
Projected non-GAAP Earnings Per Share	Roughly flat sequentially

The projected GAAP and non-GAAP financial information set forth in this table represent forward-looking statements within the meaning of the the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve a number of risks and uncertainties as identified in the Safe Harbor Statement of the press release.

These non-GAAP financial measures are not prepared in accordance with generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. Please see the section of this press release titled Use of Non-GAAP Financial Measures for more information.

Conference Call

Quantum will hold a conference call today, April 28, 2003, at 2:00 p.m. PDT. Press and industry analysts are invited to attend in listen-only mode. Dial-in number: (212) 329-1452 (US & International). Quantum will provide a live audio webcast of the conference call beginning today, April 28, 2003, at 2:00 p.m. PDT. Webcast sites: http://investors.quantum.com/ or http://investors.quantum.com/medialist.cfm.

About Quantum

Quantum Corp. (NYSE:DSS), founded in 1980, is a global leader in data protection, meeting the needs of business customers with enterprise-wide storage solutions and services. Quantum is the world's largest supplier of tape drives, and its DLTtape technology is the standard for backup, archiving, and recovery of mission-critical data. Quantum is also a leader in the design, manufacture and service of automated tape libraries used to manage, store and transfer data. Over the past year, Quantum has been one of the pioneers in the emerging market of disk-based backup, offering a solution that emulates a tape library and is optimized for data protection. Quantum Corp., 501 Sycamore Dr., Milpitas, CA 95035, (408) 944-4000, www.quantum.com.

NOTE: Quantum and the Quantum logo are trademarks of Quantum Corporation registered in the United States and other countries. ATL SuperLoader, ATL ValueLoader, DLT, DLTtape, SDLT and Super DLTtape are trademarks of Quantum Corporation. All other trademarks are the property of their respective owners.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: This press release contains certain "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Specifically, statements regarding: 1) the expected strengthening of Quantum's position as the market share leader in super drives with the release of its next-generation SDLT 600 tape drive this summer; 2) anticipated revenue and GAAP and non-GAAP gross margins, operating expenses and earnings per share for the first quarter of Quantum's fiscal year 2004; 3) Quantum's continued focus on strong execution in fiscal year 2004; and 4) Quantum's belief that it can continue to build on the progress made in the past year by bringing new data protection products and solutions to customers and greater value to shareholders, are all forward-looking statements within the meaning of the Safe Harbor. These statements are based on management's current expectations and are subject to certain risks and uncertainties. As a result, actual results may differ materially from the forward-looking statements contained herein. Factors that could cause actual results to differ materially from those described herein include the ability of the length and severity of the current economic downturn overall and in the DLTtape and storage solutions sectors, our ability to successfully introduce new products, competitive pricing pressure in the market for our DLT and SuperDLT products and the resulting impact on our margins, our reliance on major customers, changes in technology, unforeseen technological limitations, the ability of our competitors to introduce new products that compete more successfully with our products, risks associated with international sales and operations, including our outsource manufacturing strategy, the ability to retain key personnel, and our ability to integrate Benchmark Storage Innovations into Quantum as planned.

More detailed information about risk factors and uncertainties relating to Quantum's business generally, including risk factors and uncertainties in addition to those described above, are set forth in Quantum's periodic filings with the Securities and Exchange Commission (the "SEC"), including, but not limited to, those described in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Trends and Uncertainties," pages 44 to 54, in our Annual Report on Form 10-K filed with the SEC on July 1, 2002, those described in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Trends and Uncertainties," pages 59 to 71, in our Quarterly Report on Form 10-Q filed with the SEC on February 12, 2003 and those described in subsequently filed reports. Such reports contain and identify important factors that could cause actual events and results to differ materially from those contained in our projections or forward-looking statement. Quantum expressly disclaims any obligation to update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

QUANTUM CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per-share amounts)

	Three Months Ended		Twelve Months Ended	
	March 31, 2003	March 31, 2002	March 31, 2003	March 31, 2002
Product revenue	$ 187,031	$ 179,965	$ 684,156	$ 820,365
Royalty revenue	48,105	49,964	186,653	209,310
Total revenue	235,136	229,929	870,809	1,029,675
Cost of revenue	160,793	152,649	602,104	652,070
Gross margin	74,343	77,280	268,705	377,605
Operating expenses:				
Research and development	29,760	24,245	112,454	111,451
Sales and marketing	23,180	25,943	100,715	110,733
General and administrative	14,804	34,931	70,202	113,541
Goodwill impairment	-	-	58,689	-
Special charges	79	13,469	24,200	72,856
Purchased in-process research and development	7,802	-	7,802	13,200
	75,625	98,588	374,062	421,781
Loss from operations	(1,282)	(21,308)	(105,357)	(44,176)
Equity investment write-downs	-	-	(17,061)	(7,364)
Interest income and other, net	2,577	2,971	11,481	15,904
Interest expense	(6,169)	(5,629)	(24,419)	(22,976)
Loss before income taxes	(4,874)	(23,966)	(135,356)	(58,612)
Income tax provision (benefit)	619	(8,732)	(4,540)	(9,612)
Loss from continuing operations	(5,493)	(15,234)	(130,816)	(49,000)
Discontinued operations:				
Income (loss) from NAS discontinued operations, net of income taxes	326	(6,781)	(37,909)	(33,470)
Gain on disposition of HDD group, net of income taxes	-	860	-	124,972
Income (loss) from discontinued operations	326	(5,921)	(37,909)	91,502
Income (loss) before cumulative effect of an accounting change	(5,167)	(21,155)	(168,725)	42,502
Cumulative effect of an accounting change	-	-	(94,298)	-
Net income (loss)	$ (5,167)	$ (21,155)	$ (263,023)	$ 42,502
Loss per share from continuing operations				
Basic	$ (0.03)	$ (0.10)	$ (0.81)	$ (0.32)
Diluted	$ (0.03)	$ (0.10)	$ (0.81)	$ (0.32)
Income (loss) per share from discontinued operations				
Basic	$ 0.00	$ (0.04)	$ (0.23)	$ 0.59
Diluted	$ 0.00	$ (0.04)	$ (0.23)	$ 0.59
Cumulative effect per share of an accounting change				
Basic	$ -	$ -	$ (0.58)	$ -
Diluted	$ -	$ -	$ (0.58)	$ -
Net income (loss) per share				
Basic	$ (0.03)	$ (0.14)	$ (1.62)	$ 0.27
Diluted	$ (0.03)	$ (0.14)	$ (1.62)	$ 0.27
Weighted average common and common equivalent shares				
Basic	171,550	155,415	162,208	155,169
Diluted	171,550	155,415	162,208	155,169

QUANTUM CORPORATION

NON-GAAP CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per-share amounts)

	Three Months Ended		Twelve Months Ended	
	March 31, 2003	March 31, 2002	March 31, 2003	March 31, 2002
Product revenue	$ 187,031	$ 179,965	$ 684,156	$ 820,365
Royalty revenue	48,105	49,964	186,653	209,310
Total revenue	235,136	229,929	870,809	1,029,675
Cost of revenue	157,819	150,873	593,405	633,350
Gross margin	77,317	79,056	277,404	396,325
Operating expenses:				
Research and development	29,503	23,955	112,153	104,252
Sales and marketing	21,866	25,004	96,176	102,899
General and administrative	14,678	24,873	69,698	78,028
	66,047	73,832	278,027	285,179
Income (loss) from operations	11,270	5,224	(623)	111,146
Interest income and other, net	2,577	2,971	11,481	15,904
Interest expense	(6,169)	(5,629)	(24,419)	(22,976)
Income (loss) before income taxes	7,678	2,566	(13,561)	104,074
Income tax provision (benefit)	2,304	(291)	(4,068)	30,746
Net income (loss)	$ 5,374	$ 2,857	$ (9,493)	$ 73,328
Net income (loss) per share				
Basic	$ 0.03	$ 0.02	$ (0.06)	$ 0.47
Diluted	$ 0.03	$ 0.02	$ (0.06)	$ 0.46
Weighted average common and common equivalent shares:				
Basic	171,550	155,415	162,208	155,169
Diluted	174,970	158,532	162,208	159,053

The Non-GAAP amounts have been adjusted to the eliminate the following:

Restructuring related				
Special charges	$ 79	$ 13,469	$ 24,200	$ 72,856
Investment related				
Equity investment write-downs	-	-	17,061	7,364
Acquisition and divestiture related				
Results of NAS discontinued operations, net of income taxes	(326)	6,781	21,418	33,470
Impairment of NAS net assets	-	-	16,491	-
Gain on disposition of Hard Disk Drive group, net of income taxes	-	(860)	-	(124,972)
Transition expenses (1)	-	1,116	-	29,881
Purchased in-process research and development	7,802	-	7,802	13,200
Other				
Inventory write-down included in cost of revenue	-	-	-	7,016
Cumulative effect of an accounting change (SFAS No. 142 adjustment)	-	-	94,298	-
Goodwill impairment	-	-	58,689	-
Amortization of goodwill	-	3,792	-	15,172
Amortization of intangible assets (2)	4,671	3,155	14,043	12,197
Settlement of lawsuits with Imation Corporation	-	5,000	-	5,000
Income tax expense related to outsourced manufacturing	-	-	10,293	-
Income tax expense related to purchase of IP technology	-	-	1,850	-
Income tax effect related to all other charges	(1,685)	(8,441)	(12,615)	(40,358)
Total Non-GAAP adjustments	$ 10,541	$ 24,012	$ 253,530	$ 30,826

Note 1
Transition expenses relate to the disposition of the Hard Disk Drive group and to relocation and retention costs related to moving tape engineering from Shrewsbury, Massachusetts, to Boulder, Colorado.

Note 2
The amortization of intangibles was allocated as follows:

Cost of revenue	$ 2,974	$ 1,776	$ 8,699	$ 7,100
Research and development	257	290	301	746
Sales and marketing	1,314	939	4,539	3,755
General and administrative	126	150	504	596
	$ 4,671	$ 3,155	$ 14,043	$ 12,197

QUANTUM CORPORATION
GAAP TO NON-GAAP RECONCILIATION OF CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended				Three Months Ended			
	March 31, 2003			March 31, 2003	March 31, 2002			March 31, 2002
	GAAP	Adjustments	Notes	Non-GAAP	GAAP	Adjustments	Notes	Non-GAAP
Product revenue	$ 187,031			$ 187,031	$ 179,965			$ 179,965
Royalty revenue	48,105			48,105	49,964			49,964
Total revenue	235,136			235,136	229,929			229,929
Cost of revenue	160,793	(2,974)	A	157,819	152,649	(1,776)	A	150,873
Gross margin	74,343	2,974		77,317	77,280	1,776		79,056
Operating expenses:								
Research and development	29,760	(257)	A	29,503	24,245	(290)	A	23,955
Sales and marketing	23,180	(1,314)	A	21,866	25,943	(939)	A	25,004
General and administrative	14,804	(126)	A	14,678	34,931	(10,058)	C	24,873
Goodwill impairment	-			-	-			-
Special charges	79	(79)		-	13,469	(13,469)		-
Purchased in-process research and development	7,802	(7,802)		-	-			-
	75,625	(9,578)		66,047	98,588	(24,756)		73,832
Income from operations	(1,282)	12,552		11,270	(21,308)	26,532		5,224
Equity investment write-downs	-			-	-			-
Interest income and other, net	2,577			2,577	2,971			2,971
Interest expense	(6,169)			(6,169)	(5,629)			(5,629)
Income (loss) before income taxes	(4,874)	12,552		7,678	(23,966)	26,532		2,566
Income tax provision (benefit)	619	1,685	B	2,304	(8,732)	8,441	B	(291)
Income (loss) from continuing operations	(5,493)	10,867		5,374	(15,234)	18,091		2,857
Discontinued operations:								
Results of NASD discontinued operations, net of income taxes	326	(326)		-	(6,781)	6,781		-
Gain on disposition of HDD group, net of income taxes	-			-	860	(860)		-
Loss from discontinued operations	326	(326)		-	(5,921)	5,921		-
Income (loss) before cumulative effect of an accounting change	(5,167)	10,541		5,374	(21,155)	24,012		2,857
Cumulative effect of an accounting change	-			-	-			-
Net income (loss)	$ (5,167)	$ 10,541		$ 5,374	$ (21,155)	$ 24,012		$ 2,857
Net income (loss) per share - diluted	$ (0.03)	$ 0.06		$ 0.03	$ (0.14)	$ 0.16		$ 0.02

QUANTUM CORPORATION

GAAP TO NON-GAAP RECONCILIATION OF CONSOLIDATED STATEMENTS OF OPERATIONS

	Twelve Months Ended				Twelve Months Ended			
	March 31, 2003			March 31, 2003	March 31, 2002			March 31, 2002
	GAAP	Adjustments	Notes	Non-GAAP	GAAP	Adjustments	Notes	Non-GAAP
Product revenue	$ 684,156			$ 684,156	$ 820,365			$ 820,365
Royalty revenue	186,653			186,653	209,310			209,310
Total revenue	870,809			870,809	1,029,675			1,029,675
Cost of revenue	602,104	(8,699)	A	593,405	652,070	(18,720)	E	633,350
Gross margin	268,705	8,699		277,404	377,605	18,720		396,325
Operating expenses:								
Research and development	112,454	(301)	A	112,153	111,451	(7,199)	A	104,252
Sales and marketing	100,715	(4,539)	A	96,176	110,733	(7,834)	A	102,899
General and administrative	70,202	(504)	A	69,698	113,541	(35,513)	F	78,028
Goodwill impairment	58,689	(58,689)		-	-			-
Special charges	24,200	(24,200)		-	72,856	(72,856)		-
Purchased in-process research and development	7,802	(7,802)		-	13,200	(13,200)		-
	374,062	(96,035)		278,027	421,781	(136,602)		285,179
Income from operations	(105,357)	104,734		(623)	(44,176)	155,322		111,146
Equity investment write-downs	(17,061)	17,061		-	(7,364)	7,364		-
Interest income and other, net	11,481			11,481	15,904			15,904
Interest expense	(24,419)			(24,419)	(22,976)			(22,976)
Income (loss) before income taxes	(135,356)	121,795		(13,561)	(58,612)	162,686		104,074
Income tax provision (benefit)	(4,540)	472	D	(4,068)	(9,612)	40,358	B	30,746
Income (loss) from continuing operations	(130,816)	121,323		(9,493)	(49,000)	122,328		73,328
Discontinued operations:								
Results of NASD discontinued operations, net of income taxes	(37,909)	37,909		-	(33,470)	33,470		-
Gain on disposition of HDD group, net of income taxes	-			-	124,972	(124,972)		-
Loss from discontinued operations	(37,909)	37,909		-	91,502	(91,502)		-
Income (loss) before cumulative effect of an accounting change	(168,725)	159,232		(9,493)	42,502	30,826		73,328
Cumulative effect of an accounting change	(94,298)	94,298		-	-			-
Net income (loss)	$ (263,023)	$ 253,530		$ (9,493)	$ 42,502	$ 30,826		$ 73,328
Net income (loss) per share - diluted	$ (1.62)	$ 1.56		$ (0.06)	$ 0.27	$ 0.19		$ 0.46

Notes

A. Amortization of intangible assets.

B. Tax benefit on certain non-GAAP adjustments.

C. Settlement of lawsuits with Imation Corporation	$ 5,000
Amortization of goodwill	3,792
Transition expenses	1,116
Amortization of intangibles	150
	$ 10,058

D. Income tax expense related to outsourced manufacturing	$ 10,293
Income tax expense related to purchase of IP technology	1,850
Income tax effect related to all other charges	(12,615)
	$ (472)

E. Inventory write-down	$ 7,016
Amortization of intangibles	7,100
Transition expenses	4,604
	$ 18,720

F. Amortization of goodwill	$ 15,172
Transition expenses	14,745
Settlement of lawsuits with Imation Corporation	5,000
Amortization of intangibles	596
	$ 35,513

QUANTUM CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	March 31, 2003	March 31, 2002
Assets		
Current assets:		
Cash and cash equivalents	$ 222,239	$ 343,878
Short-term investments	97,055	555
Accounts receivable, net of allowance for doubtful accounts of $6,596 and $6,233	135,145	149,424
Inventories	69,317	98,801
Deferred income taxes	45,825	42,038
Service inventories	47,404	48,287
Other current assets	26,080	36,842
Current assets of discontinued operations	-	59,220
Total current assets	643,065	779,045
Long-term assets:		
Property and equipment, net	54,522	76,405
Goodwill, net	40,916	135,817
Intangible assets, net	79,444	64,305
Other assets	10,606	42,367
Receivable from Maxtor Corporation	95,833	95,833
	281,321	414,727
	$ 924,386	$ 1,193,772
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 104,495	$ 65,503
Accrued warranty	49,582	42,176
Short-term debt	-	41,363
Other accrued liabilities	101,284	147,059
Current liabilities of discontinued operations	-	9,615
Total current liabilities	255,361	305,716
Deferred income taxes	25,091	40,055
Convertible subordinated debt	287,500	287,500
Stockholders' equity	356,434	560,501
	$ 924,386	$ 1,193,772